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May 15, 2000



Chris McAndrews
Senior Vice President & General Manager
  San Francisco
Travelocity.com
747 Front Street
San Francisco, CA


Dear Chris:

This letter agreement ("Agreement") will confirm our mutual understanding with respect to your employment by Travelocity Holdings, Inc. ("Travelocity" or the "Company").

1.    TITLE AND RESPONSIBILITIES

Effective as of March 7, 2000, the date of the closing of the merger between Preview Travel, Inc. and Travelocity.com, you were appointed to the positions of Senior Vice President and General Manager, San Francisco Division of Travelocity Holdings, Travelocity.com Inc., and Travelocity.com LP (collectively, "Travelocity"). You will perform all functions consistent with these positions, as determined by me in consultation with the Travelocity Board of Directors, and shall report directly to me.

2.    EMPLOYMENT AT WILL

Subject only to Section 4, below, either you or the Company may terminate your employment at any time for any reason, with or without cause, by giving the other party not less than seven days and not more than fourteen days written notice of such termination.

3.    COMPENSATION AND BENEFITS

a.    SALARY

Your initial base salary will be $18,150 per month. Your salary will be reviewed annually by me in consultation with the Compensation/Nominating Committee of the Board (the Compensation Committee).

b.    ANNUAL BONUS

You will also be eligible to participate in Travelocity's annual bonus plan, which will pay awards based on the Company meeting pre-determined financial objectives. Your 2000 target incentive award will be 40% of your 2000 earnings from Travelocity. Your individual award will depend upon both actual Company performance and your individual performance. The Compensation Committee, of course, must officially approve the plan document for Travelocity Holdings.

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Chris McAndrews
May 15, 2000



c.    STOCK

You will be eligible to participate in The Travelocity Holdings, Inc. Long-Term Incentive Plan ("LTIP"). LTIP awards, when made, are in the form of annual grants of stock options. This will confirm that the Travelocity.com board has approved an initial grant for you of 55,000 options, priced at the close of the Preview Travel/Travelocity merger on March 7, 2000.

d.    BENEFITS

You will also be eligible to participate in the Company's 401k, life and health insurance programs, and the Employee Stock Purchase Plan. The details and limitations of these and all benefit and compensation plans are subject to the Company's policies and plans and may change from time to time in the Company's sole discretion.

4.    RELOCATION; SALARY REDUCTION

In the event that, without your written consent, the Company were to materially reduce your base salary or target bonus, or permanently relocate your position to a facility or location more than 25 miles from your present work location, then the Company would: (a) pay you severance in an amount equal to the sum of one year's base pay plus one year's target bonus (as they existed prior to such event); (b) accelerate the vesting of all your unvested Travelocity.com options to the date of such event; (c) continue your benefits for a period of one year from such event; and (d) provide you with a period of ninety days following such event to exercise your vested options.

5.    TERMINATION WITHOUT CAUSE FOLLOWING A CHANGE IN CONTROL

We are currently finalizing the terms and conditions of an executive benefits termination agreement that will provide you with the following benefits should you be terminated without cause following a change in control:

In the event the Company involuntarily terminates your employment without Cause within a two-year period following a Change in Control of the Company, the Company will: (a) pay to you severance in an amount equal to the sum of one year's base pay plus two years' target bonus; (b) accelerate the vesting of all your unvested Travelocity.com options to the date of termination; (c) continue your health and insurance benefits for one year following termination; and (d) provide you with a period of ninety days following termination to exercise your vested options.

If the value of the payments and benefits (including option acceleration) owed to you following your involuntary termination and a Change in Control or Change in Equity Structure exceeds three times the "base amount" (as defined in Section 280G of the Internal Revenue Code), you will have the right to choose whether to accept payments and benefits limited to 2.99 times the "base amount" or accept the full payments and benefits. If you accept the full payments and benefits, the Company will not pay any excise taxes or penalties you owe.

"Cause" and "Change in Control" shall have the definitions set forth in the most recent LTIP.

"Involuntary termination without Cause" for the purposes of this letter, and your executive termination benefits agreement shall include (a) a material reduction by the Company, without your


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Chris McAndrews
May 15, 2000



written consent, in your base salary and bonus compensation in effect immediately prior to such reduction; (b) any permanent relocation of you by the Company, without your written consent, to a facility or location more than 25 miles from your present work location; and (c) a significant reduction by the Company, without your written consent, of your duties, titles, reporting relationships, authority or responsibilities, relative to your duties, titles, reporting relationships, authority and responsibilities in effect immediately prior to such reduction.

6.    TRANSITION AND COOPERATION

Upon termination of your employment with the Company for whatever reason, you agree to execute any and all documents and to take any and all actions that the Company may reasonably request to effect the transition of your duties and responsibilities. You further agree to make yourself available with respect to, and to cooperate in conjunction with, any litigation or investigation involving the Company.

7.    OTHER RESPONSIBILITIES

As consideration for the benefits and promises set forth in this Agreement, you agree as follows:

For a period of two years following your employment, you will not directly or indirectly solicit, induce or encourage (or assist any third party in soliciting, inducing, or encouraging) an employee of the Company or its Affiliates (whether or not now existing) to terminate employment without the prior written consent of the Board or affiliate Board, as appropriate.

You will not in any way disparage, bring discredit to, or otherwise harm (i) the Company, (ii) its Affiliates, or (iii) the employees, officers, and directors of each.

"Affiliate" shall have the definition set forth in the most recent LTIP.

8.    NON COMPETITION

You acknowledge the confidentiality of the information concerning, and the trade secrets of, the Company and/or its Affiliates that has come or will come into your possession or knowledge in connection with your employment by the Company. By way of example, this information may include current and prospective confidential know-how, inventions, customer lists, marketing plans, and information on acquisitions, mergers and joint ventures. You agree to hold such information and trade secrets in strict confidence.

In consideration of the confidential information provided by the Company, and all other benefits under this Agreement, you agree that for a period of one year following your employment that you will not become an employee of, independent contractor of, consultant to, or perform any services for, any Travelocity Direct Competitor. For purposes of this letter, Travelocity Direct Competitor shall mean any entity that offers travel services via the Internet directly to individual consumers and that obtains, or is reasonably expected to obtain, at least $100 million in annual revenues from such services, including but not limited to, Expedia Inc., Priceline.com, and the joint website announced by United Air Lines, Delta Airlines, Continental Airlines, and Northwest Airlines.


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Chris McAndrews
May 15, 2000



9.    MISCELLANEOUS

The laws of the State of Texas will govern this Agreement. You and the Company agree that this Agreement represents the entire understanding with respect to its subject matter. Only a writing that has been signed by both you and the Company may modify this Agreement.

Please sign and return one of the originals of this Agreement to indicate your agreement with the above arrangements.


Sincerely,


/s/ Terrell B. Jones

Terrell B. Jones
President and CEO





Accept:  /s/ Chris McAndrews               Date: May 30, 2000
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